Exhibit 99.1

Corporación América Airports S.A. Reports February 2024 Passenger Traffic

Total passenger traffic up 5.4% YoY, reaching 92.8% of February 2019 levels

International passenger traffic 4.2% above pre-pandemic

Luxembourg, March 19, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 5.4% year-on-year (YoY) increase in passenger traffic in February 2024, reaching 92.8% of February 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Feb'24	Feb'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,219	3,241	-0.7%	6,829	6,880	-0.7%
International Passengers (thousands)	2,197	1,899	15.7%	4,583	4,035	13.6%
Transit Passengers (thousands)	546	519	5.3%	1,189	1,250	-4.9%
Total Passengers (thousands)	5,962	5,659	5.4%	12,602	12,166	3.6%
Cargo Volume (thousand tons)	28.1	25.4	10.6%	56.6	51.7	9.5%
Total Aircraft Movements (thousands)	62.9	60.6	3.9%	132.7	129.7	2.3%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2019)
Statistics	Feb'24	Feb'19	% Var.	YTD’24	YTD'19	% Var.
Domestic Passengers (thousands)	3,219	3,590	-10.3%	6,829	7,600	-10.1%
International Passengers (thousands)	2,197	2,107	4.2%	4,583	4,487	2.1%
Transit Passengers (thousands)	546	729	-25.1%	1,189	1,578	-24.7%
Total Passengers (thousands)	5,962	6,426	-7.2%	12,602	13,666	-7.8%
Cargo Volume (thousand tons)	28.1	33.8	-17.0%	56.6	66.8	-15.2%
Total Aircraft Movements (thousands)	62.9	66.5	-5.4%	132.7	141.2	-6.0%

2-Year Passenger Traffic Monthly Performance (vs. 2019)

Passenger Traffic Overview

Total passenger traffic grew 5.4% compared to the same month of 2023, reaching 92.8% of February 2019 levels. International passenger traffic surpassed pre-pandemic levels by 4.2%, while domestic traffic stood at 89.7% of February 2019 levels.

In Argentina, total passenger traffic continued to recover in February, increasing by 8.0% year-over-year (YoY) and reaching 98.6% of pre-pandemic volumes, up from the 97.0% recorded last month. Domestic traffic was 1.9% higher than the levels in February 2019, while International traffic reached 92.7% of pre-pandemic levels, up from the 88.0% recorded in January, showing a strong recovery.

In Italy, passenger traffic grew by 14.7% compared to the same month in 2023, exceeding pre-pandemic levels of February 2019 by 3.0%. International passenger traffic, which accounted for over 75% of the total traffic, was 10.3% higher than February 2019 levels, while domestic passenger traffic was 15.1% below pre-pandemic levels. Florence airport exceeded February 2019 traffic volumes by 24.6% while traffic at Pisa airport, where some pre-pandemic destinations still need to resume, was 9.0% below February 2019.

In Brazil, total passenger traffic decreased by 4.8% YoY, reaching 78.4% of February 2019 levels, down from the 80.2% recorded in January. Domestic traffic, which accounted for over 60% of the total traffic, reached 83.4% of pre-pandemic levels, while transit passengers stood at 68.6% of February 2019 levels. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines. Importantly, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 33.9% YoY, reaching 97.5% of pre-pandemic levels of February 2019, up from the 93.9% recorded in the previous month.

In Ecuador, passenger traffic increased 2.2% YoY and exceeded pre-pandemic volumes of February 2019 by 2.9%. While international passenger traffic exceeded pre-pandemic levels by 8.9%, domestic traffic reached 98.1% of February 2019 levels, up from 90.1% in January, despite being impacted by the exit of the local airline Equair.

In Armenia, passenger traffic decreased by 3.4% YoY and surpassed pre-pandemic levels of February 2019 by 85.1%. To note, Zvartnots airport is currently operating at--or close to--maximum capacity given the significant growth in passenger traffic within the past few years.

Cargo Volume and Aircraft Movements

Cargo volume increased 10.6% YoY and reached 83.0% of February 2019 levels, or 84.1% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia, Uruguay and Italy were above pre-pandemic levels, whereas Argentina stood at 83.0%, Ecuador at 74.8%, and Brazil at 59.2%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 3.9% YoY, improving to 94.6% of February 2019 levels, or 97.8% when adjusting for the discontinuation of operations in Peru. Aircraft movements were above pre-pandemic levels in Armenia and Uruguay, while it stood at 99.4% in Argentina, 94.0% in Italy, 89.6% in Brazil, and 91.5% in Ecuador.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Feb'24	Feb'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,461	3,204	8.0%	7,200	6,789	6.1%
Italy	442	386	14.7%	902	809	11.5%
Brazil (1)	1,192	1,252	-4.8%	2,690	2,844	-5.4%
Uruguay	206	154	33.9%	437	337	29.8%
Ecuador	352	344	2.2%	697	705	-1.1%
Armenia	308	319	-3.4%	676	682	-0.8%
TOTAL	5,962	5,659	5.4%	12,602	12,166	3.6%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	14,173	12,736	11.3%	29,643	26,095	13.6%
Italy	1,009	1,056	-4.5%	2,037	2,108	-3.3%
Brazil	4,999	4,839	3.3%	9,652	9,796	-1.5%
Uruguay	2,275	2,076	9.6%	4,297	4,061	5.8%
Ecuador	2,712	2,434	11.4%	5,665	5,181	9.3%
Armenia	2,916	2,257	29.2%	5,345	4,505	18.7%
TOTAL	28,083	25,398	10.6%	56,640	51,746	9.5%
Aircraft Movements
Argentina	36,174	33,554	7.8%	75,526	71,196	6.1%
Italy	4,046	3,732	8.4%	8,405	7,845	7.1%
Brazil	11,394	11,711	-2.7%	24,059	25,313	-5.0%
Uruguay	2,978	2,712	9.8%	6,813	6,479	5.2%
Ecuador	5,986	6,099	-1.9%	12,580	12,730	-1.2%
Armenia	2,365	2,765	-14.5%	5,326	6,145	-13.3%
TOTAL	62,943	60,573	3.9%	132,709	129,708	2.3%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2019)

	Feb'24	Feb'19	% Var.	YTD'24	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina	3,461	3,509	-1.4%	7,200	7,362	-2.2%
Italy	442	429	3.0%	902	889	1.4%
Brazil (1)	1,192	1,521	-21.6%	2,690	3,387	-20.6%
Uruguay	206	211	-2.5%	437	458	-4.5%
Ecuador	352	342	2.9%	697	695	0.3%
Armenia	308	167	85.1%	676	379	78.6%
Peru		247	-	-	496	-
TOTAL	5,962	6,426	-7.2%	12,602	13,666	-7.8%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	14,173	17,067	-17.0%	29,643	35,911	-17.5%
Italy	1,009	990	1.9%	2,037	2,017	1.0%
Brazil	4,999	8,441	-40.8%	9,652	14,483	-33.4%
Uruguay	2,275	1,916	18.8%	4,297	4,036	6.5%
Ecuador	2,712	3,626	-25.2%	5,665	7,358	-23.0%
Armenia	2,916	1,368	113.2%	5,345	2,227	140.0%
Peru	-	418	-	-	787	-
TOTAL	28,083	33,824	-17.0%	56,640	66,820	-15.2%
Aircraft Movements
Argentina	36,174	36,403	-0.6%	75,526	76,543	-1.3%
Italy	4,046	4,302	-6.0%	8,405	8,946	-6.0%
Brazil	11,394	12,710	-10.4%	24,059	27,380	-12.1%
Uruguay	2,978	2,848	4.6%	6,813	6,789	0.4%
Ecuador	5,986	6,545	-8.5%	12,580	13,699	-8.2%
Armenia	2,365	1,552	52.4%	5,326	3,500	52.2%
Peru	-	2,174	-	-	4,338	-
TOTAL	62,943	66,534	-5.4%	132,709	141,195	-6.0%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716

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